EXHIBIT 99.3

Franchise Cannabis Corp.

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

Expressed in Canadian Dollars

1

Independent Auditor’s Report

To the Shareholders of Franchise Cannabis Corp.:

Opinion

We have audited the consolidated financial statements of Franchise Cannabis Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and December 31, 2019 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and December 31, 2019 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company has historically experienced operating losses and negative operating cash flows. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

2

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

Vancouver, British Columbia

Chartered Professional Accountants March 9, 2022

3

Franchise Cannabis Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars

		December 31,	December 31,
	Notes	2020	2019
ASSETS
Current assets
Cash and cash equivalents		3,737,767	$9,752,466
Receivables	6	251,464	152,369
Due from former shareholder	6	602,247	-
Due from related parties	18	111,163	18,959
Prepaid expenses and deposits	7	868,184	130,705
Inventory	8	9,672,375	9,662,010
Assets held for sale		-	497,473
Marketable securities	9	714,344	-
Loan receivable	10	324,700	-
Total current assets		16,282,244	20,213,982
Non-Current Assets
Prepaid expenses and deposits	7	895,598	283,762
Acquisition deposits	10	2,758,202	1,580,750
Plant and equipment	11	568,201	633,951
Investment properties		424,201	408,567
Right of use assets	12	182,681	278,395
Indefinite-life intangible assets	14	-	12,468,116
Total non-current assets		4,828,883	15,653,541
TOTAL ASSETS		$21,111,127	$35,867,523
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15	$5,974,121	$6,052,626
Income taxes payable	19	87,006	294,122
Loans payable	16	-	99,914
Lease liability	12	115,341	163,456
Total current liabilities		6,176,468	6,610,118
Non-Current Liabilities
Deferred revenue		5,000	8,052
Lease liability	12	84,816	121,587
Deferred income tax liability	19	-	1,780,426
Total non-current liabilities		89,816	1,910,065
TOTAL LIABILITIES		6,266,284	8,520,183
SHAREHOLDERS’ EQUITY
Share capital	17	92,519,988	92,296,847
Share subscriptions received		21,572	40,172
Reserves		1,085,525	797,446
Accumulated other comprehensive loss		111,124	6,996
Deficit		(78,893,366)	(65,794,121)
TOTAL SHAREHOLDERS’ EQUITY		14,844,843	27,347,340
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$21,111,127	$35,867,523
Ability to Continue as a Going Concern (Note 2a) Commitments and contingencies (Note 22) Subsequent Events (Notes 10, 24)

Approved on behalf of the Board:

/s/ Farhan Lalani	/s/ Clifford Starke

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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Franchise Cannabis Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

	December 31,	December 31,
	2020	2019

Revenues	$1,863,964	$2,705,228
Cost of goods sold	(1,154,265)	(1,555,523)
Gross profit	$709,699	$1,149,705
Expenses:
Selling, general and administrative	$1,526,259	$1,993,231
Depreciation (Note 11)	191,310	189,247
Consulting fees (Note 18)	794,385	1,892,441
Share-based compensation (Note 18)	288,079	797,446
Research and development	-	123,088
Foreign exchange gain	(30,226)	(32,373)
Professional fees	838,652	1,364,488
Bad debt expense (Note 6)	-	27,198
Other items:	$3,608,459	$6,354,766
Impairment of goodwill and intangible assets (Note 5)	$(12,470,852)	$(48,446,781)
Interest expense	(25,813)	(26,073)
Other income	465,683	200,589
Gain on sale of property	10,219	25,326
Loss before income taxes	$(14,919,523)	$(53,452,000)
Current income tax recovery (expense)	39,852	(58,746)
Deferred income tax recovery	1,780,426	5,084,861
Net loss	$(13,099,245)	$(48,425,885)
Cumulative translation adjustment	(104,128)	(6,996)
Comprehensive loss	$(13,203,373)	$(48,432,881)
Basic and diluted loss per share	$(0.12)	$(0.57)
Weighted average number of common shares outstanding	112,332,814	84,547,138

The accompanying notes are an integral part of these consolidated financial statements.

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Franchise Cannabis Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

			Share		Cumulative		Total
	Share Capital		subscriptions	Equity	translation		equity
	Number	Amount	received	reserve	adjustment	Deficit	(deficiency)
	$	$	$	$	$	$	$
Balance, December 31, 2018	51,971,598	49,212,845	774,270	-	-	(17,368,236)	$32,618,879
Shares issued for cash	10,844,319	12,640,605	(774,270)	-	-	-	11,866,335
Share issue costs	-	(137,641)	-	-	-	-	(137,641)
Shares issued for acquisition of subsidiaries	49,053,330	30,216,638	-	-	-	-	30,216,638
Shares issued for consulting agreement	353,900	364,400	-	-	-	-	364,400
Share based compensation	-	-	-	797,446	-	-	797,446
Translation adjustment	-	-	-	-	6,996	-	6,996
Funds raised for which shares not yet issued	-	-	40,172	-	-	-	40,172
Net loss for the period	-	-	-	-	-	(48,425,885)	(48,425,885)
Balance, December 31, 2019	112,223,147	92,296,847	40,172	797,446	6,996	(65,794,121)	27,347,340
Balance, December 31, 2019	112,223,147	92,296,847	40,172	797,446	6,996	(65,794,121)	27,347,340
Shares issued for consulting agreement	172,040	223,141	-	-	-	-	223,141
Share based compensation	-	-	-	288,079	-	-	288,079
Translation adjustment	-	-	-	-	104,128	-	104,128
Return of share subscriptions received	-	-	(18,600)	-	-	-	(18,600)
Net loss for the period	-	-	-	-	-	(13,099,245)	(13,099,245)
Balance, December 31, 2020	112,395,187	92,519,988	21,572	1,085,525	111,124	(78,893,366)	14,844,843

The accompanying notes are an integral part of these consolidated financial statements.

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Franchise Cannabis Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the years ended December 31,
	2020	2019
Cash flows used in operating activities
Loss for the period:	$(13,099,245)	$(48,425,885)
Adjusted for: Depreciation (Note 11)	191,310	189,247
Impairment of goodwill and intangible assets (Note 5)	12,470,852	48,446,781
Bad debt expense	-	27,198
Share-based compensation	288,079	797,446
Consulting expenses settled in shares	223,141	364,400
Gain on sale of property	-	(25,326)
Gain on sale of assets held for sale	(10,219)	-
Accretion expense	23,196	23,998
Fair value adjustment on marketable securities	85,656	-
Income tax recovery	(1,820,278)	(5,026,115)
Income tax paid	(167,264)	(38,917)
Changes in non-cash working capital items:
Receivables	(99,095)	1,190,691
Due from former shareholder	(602,247)	-
Due from related parties	(92,204)	(18,959)
Prepaid expenses and deposits	(1,349,315)	205,402
Accounts payable and accrued liabilities	(78,505)	(1,197,214)
Inventory	(10,365)	(17,886)
Deferred revenue	(3,052)	8,052
Cash used in operating activities	(4,049,555)	(3,497,087)
Cash flows provided by (used) in financing activities
Proceeds from the issuance of common shares	-	11,866,335
Share issue costs	-	(137,641)
Proceeds for shares not yet issued	-	40,172
Lease payments	(115,128)	(87,746)
Repayment of loans	(99,914)	(1,694,517)
Return of share subscriptions	(18,600)	-
Cash (used in) provided by financing activities	(233,642)	9,986,603
Cash flows used in investing activities
Purchase of plant, property and equipment	(42,200)	(775,520)
Cash used for acquisitions, net of cash acquired	(1,502,152)	(15,231,321)
Proceeds from sale of held for sale assets	507,692	209,747
Purchase of marketable securities	(800,000)	-
Cash used in investing activities	(1,836,660)	(15,797,094)
Effect of exchange rate on cash	105,158	72,699
Increase in cash and cash equivalents for the period	(6,119,857)	(9,307,578)
Cash, beginning of period	9,752,466	18,987,345
Cash, end of period	$3,737,767	$9,752,466

The accompanying notes are an integral part of these consolidated financial statements.

7

Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated

1. CORPORATE INFORMATION

Franchise Cannabis Corp. (the “Company” or “Franchise”) was incorporated in Ontario, Canada on April 25, 2018. The Company’s primary business is the sale of cannabis products. Through its wholly owned subsidiary ACA Muller, the Company has a sales network of over 1,200 pharmacies within Germany. ACA Muller is licensed to import and distribute registered medical cannabis products to German pharmacies under the regulatory oversight of the Bundesinstitut für Arzneimittel und Medizinprodukte (The Federal Institute for Drugs and Medical Devices, “BfArM”). ACA Muller also has a radiation license for the import of a wider range of medical cannabis products compared to cannabis wholesalers without this license.

The address of the Company’s registered office is Suite 1600, 100 King Street, Toronto, Ontario, Canada, M5X 1G5. The address of the Company’s principal place of business is Suite 320, 440 West Hastings Street, Vancouver, British Columbia, V6B 1L1.

On June 24, 2021, the Company announced that it has entered into a letter of intent with Mercury Acquisitions Corp. (“Mercury”) to complete a going-public transaction for the Company as part of a reverse takeover of Mercury.

2. BASIS OF PREPARATION

a) Statement of Compliance

The consolidated financial statements of the Company for the year ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on March 9, 2022.

These consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal business activities and the realization of assets and discharge of liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent on achieving profitable operations through the sales of its product, the acquisition of profitable operations or management’s ability to raise the necessary funding through future equity issuances, debt issuances, asset sales or a combination thereof. There is no assurance that any necessary future financing will be sufficient to sustain operations until such time that the Company can generate sufficiently profitable operations to support its requirements. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such adjustments could be material. While these consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and meet its obligations in the normal course of operations, there are conditions and events which constitute material uncertainties that may cast significant doubt on the validity of that assumption.

•	as at December 31, 2020, the Company has an accumulated deficit of $78,893,366 (2019 - $65,794,121);

•	the Company has incurred a loss of $13,099,245 for the year ended December 31, 2020 (2019 - $48,425,885);

•	the Company has net cash outflows from operating activities of $4,049,555 for the year ended December 31, 2020 (2019 - $3,497,087).

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds. To date, COVID-19 has not had any material impact on the Company’s operations; however, it is possible that estimates in these financial statements may change in the near term as a result of COVID-19. The Company continues to caution that current global uncertainty with respect to the spread of the COVID-19 virus and its effect on the broader global economy may have a significant negative effect on the Company. While the precise impacts of the COVID-19 virus on the Company remain unknown, rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

b) Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments and investment properties that are stated at fair value.

The consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar, unless otherwise indicated.

c) Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in equity.

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned, nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in other comprehensive income (loss) and presented within shareholders’ equity in the foreign currency translation reserve.

d) Use of Estimates and Judgments

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision, and further periods, if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have a significant effect on the consolidated financial statements, and estimates with a significant risk of material adjustment in the current and following fiscal years are discussed in Note 4.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

e) Subsidiaries

In addition to the Company, the consolidated financial statements include its subsidiaries. Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity.

Subsidiaries are fully consolidated from the date on which the Company acquires control. They are de- consolidated from the date that control by the Company ceases.

f) Consolidation Principles

The subsidiaries of the Company are as follows:

	2020 Ownership	2019 Ownership	Functional
Name of Subsidiary	Interest	Interest	Currency
Harmony Health One Inc.	100%	100%	Canadian Dollar
ACA Muller ADAG Pharma Vertriebs GmbH	100%	100%	Euro
Sativa Verwaltungs GmbH	100%	100%	Euro
Sativa Verwaltungs GmbH and Co. KG	100%	100%	Euro
CBD Med Therapeutics Inc.	100%	100%	Canadian Dollar
Adelnor S.A.	0%	0%	U.S. Dollar
Fayber Technologies Canada Inc.	100%	100%	Canadian Dollar
Catalunia SAS	100%	100%	Colombian Peso
Green CannaHealth SAS	100%	100%	Colombian Peso
Klokken Aarhus Inc.	100%	100%	Canadian Dollar
Rangers Pharmaceuticals A/S	100%	100%	Danish Krone

CBD Med Therapeutics Inc. has an option to acquire 100% of the outstanding common shares of Adelnor S.A., which forms the basis for the Company’s control of Adelnor S.A.

Assets, liabilities, revenues, and expenses of the subsidiaries are recognized in accordance with the Company’s accounting policies. Intercompany balances and transactions are eliminated at consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been applied consistently to all periods presented in the accompanying consolidated financial statements are set out below:

a) Foreign Currency Translation

In preparing the financial statements of individual entities, transactions in currencies other than the entity’s functional currency are recognized at exchange rates in effect on the date of the transactions. At each reporting date monetary assets and liabilities denominated in foreign currencies are re- translated at the exchange rates applicable at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Nonmonetary assets and liabilities that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Realized and unrealized exchange gains and losses are recognized through net loss. For the purposes of presenting consolidated financial statements the assets and liabilities of foreign operations, are translated into Canadian dollars at the exchange rates applicable at the balance sheet date. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in accumulated other comprehensive loss.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

b) Cash and Cash Equivalent

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

c) Receivables

Receivables are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

d) Inventory

Inventories consist of finished goods and cannabis seeds for sale. The Company values inventories at the lower of cost and net realizable value. Inventories include costs of purchases net of vendor allowances plus other costs, such as transportation, that are directly incurred to bring the inventories to their present location and condition. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventories is determined using first in, first out basis.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining market prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is apparent evidence of an increase in selling price then the amount of the write down previously recorded is reversed.

e) Plant and Equipment

Recognition and Measurement

On initial recognition, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Plant and equipment are subsequently measured at cost less accumulated amortization, less any accumulated impairment losses, with the exception of land, which is not depreciated.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (material components) of plant and equipment.

Subsequent Costs

The cost of replacing part of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its costs can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of plant and equipment are recognized in the consolidated statement of comprehensive loss as incurred.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

Gains and Losses

Gains and losses on disposal of an item of plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in the consolidated statement of comprehensive loss.

Depreciation

Depreciation is recognized in the consolidated statement of comprehensive loss over the asset’s estimated useful life:

Growing and processing equipment	10%-20% declining basis

Equipment	12.5% straight line basis

Depreciation commences when an asset becomes available for us.

Depreciation methods, estimated useful lives, and residual values are reviewed at each year-end and adjusted if appropriate. The effect of any change in estimate is accounted for on a prospective basis.

f) Investment Properties

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, the Company has elected to use the fair value model where investment properties are measured at fair value.

Investment properties are derecognized either when they have been disposed of (i.e., at the date the recipient obtains control) or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of derecognition. In determining the amount of consideration from the derecognition of investment property the Company considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the buyer (if any).

g) Assets Held for Sale

Assets are classified as held for sale if their carrying amount will be recovered primarily through a sale as opposed to continued use by the Corporation. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment is recognized in net earnings. Depreciation and equity accounting ceases when an asset or equity investment, respectively, is classified as held for sale. Assets classified as held for sale are reported as current assets in the Consolidated Statements of Financial Position.

h) Marketable Securities

The Company’s investments in marketable securities, which consists of publicly traded securities and warrants have been classified and accounted as fair value through profit and loss. Unrealized gains and losses are recognized in the statement of comprehensive loss.

i) Business Combination

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the statement of comprehensive loss.

12

Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to intangible assets. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree or a market-approach using a comparable transaction. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

j) Intangible Assets

Intangible assets acquired in a business combination are recognized separately at their fair value at the date of acquisition. Intangible assets acquired separately are recognized at cost. Internally generated intangible assets arising from development projects are recognized when certain criteria related to the feasibility of internal use or sale, and probable future economic benefits of the intangible asset, are demonstrated.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

k) Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

l) Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually at December 31 for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

m) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short- term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right- of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

ii) Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii) Short-term leases and leases of low-value assets

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short- term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

n) Loans and Borrowings

Loans and borrowings are classified as other financial liabilities and are measured at fair value at initial recognition and subsequently at amortized cost. Transactions costs are deferred and amortized over the term of the liability.

o) Revenue

The Company generates revenue primarily from the wholesale and retail of cannabis and cannabis related products. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;

2. Identify the performance obligation(s) in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligation(s) in the contract; and

5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customers which is at the time of delivery. Payments for wholesale transactions are due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

p) Financial Instruments

Financial assets are classified and measured either at amortized cost or fair value through profit or loss (“FVTPL”) based on the business model in which they are held and the characteristics of their contractual cash flows.

All financial assets not classified at amortized cost or FVOCI are measured at FVTPL. On initial recognition, the Company can irrevocably designate a financial asset at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

•

It is held within a business model whose objective is to hold the financial asset to collect the contractual cash flows associated with the financial asset instead of selling the financial asset for a profit or loss; and

•	Its contractual terms give rise to cash flows that are solely payments of principal and interest.

All financial instruments are initially recognized at fair value on the consolidated statements of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the consolidated statements of comprehensive loss for the period. Financial assets and liabilities classified at amortized cost are measured using the effective interest method.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes the classification and measurement changes under IFRS 9 for each financial instrument:

Financial Instrument	Classification
Cash and cash equivalents	FVTPL
Marketable securities	FVTPL
Receivables	Amortized Cost
Loan receivable	Amortized Cost
Accounts payable and accrued liabilities	Amortized Cost
Loans	Amortized Cost

For trade receivables, the Company applies the simplified approach under IFRS 9 and has calculated expected credit losses (“ECL”) based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions.

q) Share-Based Payments

Share-based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and amortized over the vesting period. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The offset to the recorded cost is to equity reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from equity reserve.

r) Share Capital

Share capital represents the amount received in exchange for the issuance of shares. Shares issued for goods and services are recorded for the fair value of the goods or services.

Costs directly identifiable with the raising of share capital financing are charged against share capital.

s) Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and share purchase warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.

t) Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income, except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss of the current year and any adjustment to income taxes payable in respect of previous years. Current taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable income or loss.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

Recognition of deferred tax assets of unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be realized.

u) Related Party Transactions

The Company considers a person or entity as a related party if such party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The Company considers a person or entity as a related party if they are a member of key management personnel including a close member of that person’s family. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

v) Recent Accounting Pronouncements

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. The adoption of these standards did not have a material impact on the Company.

Conceptual Framework

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered, such as presentation and disclosure. This amendment is effective on January 1, 2020. The Company intends to adopt this amendment in its consolidated financial statements for the annual period beginning January 1, 2020. The adoption of the revised Conceptual Framework for Financial Reporting did not have a material impact on the consolidated financial statements.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only; in the period of the change and future periods, if the change affects both. Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustments to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below.

Going Concern

Management has applied judgments in the assessment of the Company’s ability to continue as a going concern when preparing its consolidated financial statements for the period ended December 31, 2020. Management prepares the consolidated financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management considered a wide range of factors relating to current and expected profitability, expansion plans, ability to liquidate investments, and potential sources of financing, including access to a line of credit. As a result of the assessment, management concluded the going concern basis of accounting is appropriate.

Business Acquisitions

In a business acquisition, substantially all identifiable assets, liabilities and contingent liabilities acquired are recorded at the acquisition date at their respective fair values. The date on which the acquirer obtains control of the acquiree is generally the date on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree – the closing date. However, the acquirer might obtain control on a date that is either earlier or later than the closing date. Management exercises judgment in considering all pertinent facts and circumstances in identifying the acquisition date.

The Company examines three elements to determine whether control exists. When all of these three elements of control are present, then an investor is considered to control an investee and consolidation is required. When one or more of the elements is not present, an investor will not consolidate but instead be required to determine the nature of its relationship with the investee. The Company exercises its judgment when determining control over an investee, in when it has all of the following attributes: power over the investee, such as the ability to direct relevant activities of the investee; exposure, or rights, to variable returns from its involvement with the investee, such as returns that are not fixed and have the potential to vary with performance of the investee; and the ability to use its power over the investee to affect the amount of the investor’s returns, such as identifying the link between power and returns.

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Whether an acquisition is classified as a business combination or an asset acquisition can have a significant impact on the entries made at and after acquisition. In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. Purchase consideration also includes consideration of any pre-existing relationships that are effectively settled as a result of the acquisition at their fair values.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

The Company acquired a subsidiary, ACA Muller ADAG Pharma Vertriebs GmbH (“ACA Müller”), on March 6, 2019 (Note 5b). The Company determined that this acquisition satisfied the criteria outlined in IFRS 3 and therefore recorded the acquisition as a business combination.

The Company acquired a subsidiary, CBD Med Therapeutics Inc. (“CBD Med”), on May 31, 2019 (Note 5c). It estimated that the majority of the fair value of the assets made up substantially all the value of the consideration paid. The Company determined that this value satisfied the Concentration Test (IFRS 3.B7B) resulting in the Company recording the acquisition of CBD Med as an asset acquisition rather than a business combination.

The Company acquired a subsidiary, Fayber Technologies Canada Inc. (“Fayber”), on June 17, 2019 (Note 5d). It estimated that a majority of the fair value of the assets made up substantially all of the value of the consideration paid. The Company determined that this value satisfied the Concentration Test (IFRS 3.B7B) resulting in the Company recording the acquisition of Fayber as an asset acquisition rather than a business combination.

The Company acquired a subsidiary, Klokken Aarhus Inc. (“Klokken”), on June 24, 2019 (Note 5e). It estimated that a majority of the fair value of the assets made up substantially all of the value of the consideration paid. The Company determined that this value satisfied the Concentration Test (IFRS 3.B7B) resulting in the Company recording the acquisition of Klokken as an asset acquisition rather than a business combination.

Income and Other Taxes

Estimates are required in calculating current and deferred taxes. In performing these calculations, Management needs to make judgements regarding tax rules in jurisdictions where the Company performs activities. Application of judgments is required regarding the classification of transactions and in the assessing probable outcomes of claimed deductions including expectations about future operating results and the timing and reversal of temporary differences.

Impairment of Goodwill and Intangible Assets

The Company performs an annual impairment test for goodwill and intangible assets at the end of each year. In determining impairment, the Company considers internal sources of information, such as the historical and expected financial performance of the intangible assets. If impairment exists, the asset’s recoverable amount is estimated. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount.

Determination of Cash Generating Units

CGUs are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and the allocation of assets into respective CGUs require significant judgment, assumption and interpretations. Areas of judgement in the classification process, include the manner in which management reviews and makes decisions about its operations. The recoverability of assets are assessed at the CGU level and therefore could have a significant impact on impairment losses.

Incremental Borrowing Rate

In the situation where the implicit interest rate in the lease is not readily determined, the Company uses judgment to estimate the incremental borrowing rate for discounting the lease payments. The Company’s incremental borrowing rate generally reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

Share-based Payments

The fair value of stock options is calculated using the Black-Scholes option pricing model. When determining the fair value of stock options, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date.

5. ACQUISITIONS

a) Acquisition of Phatebo GmbH

On December 29, 2020, Franchise entered into a share purchase agreement to acquire 100% of the issued and outstanding common shares of Phatebo GmbH (“Phatebo”). The purchase price was set at EUR 8 million and CAD $5 million, which was to be paid in cash over two tranches, as follows:

•	First tranche due and payable on December 29, 2020 (purchase effective date) and consisting of EUR 3.5 million as a cash payment and CAD $5.0 million in form of Franchise shares (3,846,154 of FCC Shares each at an agreed price of CAD $ 1.30).
•	Second tranche due and payable on closing and consists of EUR 4.5 million. This payment was made on December 31, 2021.

b) Acquisition of ACA Muller

On March 6, 2019, Franchise entered into a share purchase agreement to acquire 100% of the issued and outstanding common shares of ACA Muller ADAG Pharma Vertriebs GmbH (“ACA Müller”). ACA Muller owns 100% of the shares of Sativa Verwaltungs GmbH and Sativa Verwaltungs GmbH and Co. KG. The purchase price was set at US $18 million, which was to be paid in cash over three installments, as follows:

•	First payment on January 25, 2019 for US $9.5 million (prior to closing)
•	Second payment on the Transaction Date for US $4.9 million
•	Third payment 18 months after the Transaction Date for US $3.6 million, subject to holdbacks for corporate tax liabilities

Consideration
US $18,000,000 cash paid over three instalments

Net assets of ACA Muller	$24,191,379
Cash and cash equivalents	$1,373,351
Inventory	118,109
Amounts receivable	1,216,834
Assets held for sale	167,177
Property, plant & equipment	1,049,221
Intangible assets	22,544,000
Goodwill	7,062,524
Amounts payable	(405,826)
Taxes payable	(274,293)
Financial liabilities	(1,794,431)
Deferred income tax liability	(6,865,287)
$24,191,379

The value of the indefinite life intangible assets at the date of acquisition was determined using a market approach using Level 2 inputs based on a comparable transaction. Goodwill arising from the acquisition represents expected synergies and future growth.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

For the year ended December 31, 2019, ACA Müller accounted for $2,705,228 in revenues and $18,531,366 in net loss since March 6, 2019. If the acquisition had been completed on January 1, 2019, the Company estimates that ACA Müller would have contributed a total of $3,463,296 to revenues and $18,927,122 for net loss for the full year ended December 31, 2019.

c) Acquisition of CBD Med

On May 31, 2019, Franchise entered into a share purchase agreement for 100% of the outstanding shares of CBD Med Therapeutics Inc. (“CBD Med”). Franchise issued 20 million common shares of Franchise to the shareholders of CBD Med in exchange for 100% of the issued and outstanding common shares of CBD Med. The acquisition of CBD Med was a non-arm’s length related party transaction with 50% of CBD Med previously controlled by related parties. The fair value of the consideration was determined in accordance with IFRS 2 to align with the fair value of net assets acquired.

On March 15, 2019, CBD Med entered into an option agreement (the “Option Agreement”) with Franchise Acquisition Co (“FAC” or the “Optionor”), to acquire the exclusive option to acquire all of the issued and outstanding shares of Adelnor. Upon completion of a Go-Public Transaction, the option may be exercised by CBD Med at any time by (i) CBD Med delivering written notice (the “Option Exercise Notice”) to the Optionor of the completion of a Go-Public Transaction and CBD Med’s intention to exercise the Option; and (ii) payment by CBD Med to the Optionor of $200,000 at any time prior to a Go-Public Transaction and in any event by no later than within 10 days of delivery of the Option Exercise Notice. CBD Med paid FAC $200,000 on May 23, 2019.

Consideration
20,000,000 shares	$1,163,308
Net assets of CBD Med Acquisition
Cash	$155,349
Amounts receivable	15,782
Other current assets	11,324
Amounts payable	(269,147)
Intangible asset	1,250,000
$1,163,308

For the year ended December 31, 2019, CBD Med accounted for no revenues and $1,016,351 in net loss since May 15, 2019. If the acquisition had been completed on January 1, 2019, the Company estimates that CBD Med would have contributed no revenues and $1,163,486 to net loss for the full year ended December 31, 2019.

d) Acquisition of Fayber Technologies

On June 17, 2019, Franchise entered into a share purchase agreement for 100% of the outstanding shares of Fayber Technologies Canada Inc. (“Fayber”). Fayber owns 100% of Catalunia SAS (“Catalunia”) and Green CannaHealth SAS (“Green Canna”). Franchise issued 24,053,330 common shares of Franchise to the shareholders of Fayber in exchange for 100% of the issued and outstanding common shares of Fayber and paid a cash deposit of $1,302,400 in October 2018.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

Consideration
Common Shares of Franchise 24,053,330 shares at $1 per share	$24,053,330
Cash deposit made in October 2018	1,302,400
$25,355,730
Net assets of Fayber Acquisition:
Cash	$637,032
Receivables	1,652
Property, plant & equipment	36,437
ROU Asset	169,202
Payable to owners of Green Canna	(130,000)
Amounts payable	(3,015)
Lease liability	(171,986)
Intangible asset	24,816,408
$25,355,730

For the year ended December 31, 2019, Fayber accounted for no revenues and $18,151,908 in net loss since June 17, 2019. If the acquisition had been completed on January 1, 2019, the Company estimates it would have no impact on revenues and an increase of $9,968 in net loss for the year ended December 31, 2019. If the acquisition had been completed on January 1, 2019, the Company estimates that Fayber would have contributed no revenues and $18,161,876 to net loss for the full year ended December 31, 2019.

e) Acquisition of Klokken Aarhus

On June 24, 2019, Franchise entered into a share purchase agreement for 100% of the outstanding shares of Klokken Aarhus Inc. (“Klokken”). Klokken owns 100% of Rangers Pharmaceutical A/S (“Rangers”). Franchise issued 5 million common shares of Franchise to the shareholders of Klokken in exchange for 100% of the issued and outstanding common shares of Klokken.

Consideration
5,000,000 shares at a fair value of $1 per share	$5,000,000
Net assets of Klokken Acquisition:
Cash	$260,797
Amounts receivable	587
Prepaids	2,515
Amounts payable	(280,909)
Intangible asset	5,017,010
$5,000,000

For the year ended December 31, 2019, Klokken accounted for no revenues and $5,371,070 in net loss since June 24, 2019. If the acquisition had been completed on January 1, 2019, the Company estimates that Klokken would have contributed no revenues and $5,372,760 to net loss for the full year ended December 31, 2019.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

6. RECEIVABLES

	December 31,	December 31,
	2020	2019
Trade Receivables	$115,358	96,998
VAT	79,962	-
GST Receivable	56,144	55,371
Total	$251,464	152,369

The Company assesses the risk of collectability of accounts receivable on a regular basis. Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in, and forecasts of, future economic conditions that affect default risk. Where applicable, the carrying amount of receivables is reduced for any expected credit losses through the use of an allowance for credit loss provision. The allowance for credit loss reflects the Company’s best estimate of probable losses inherent in the trade receivables accounts. As at December 31, 2020 and December 31, 2019 the expected credit losses amount assessed to be $Nil and

$27,198, respectively.

As at December 31, 2020, the Company is owned $602,247 (December 31, 2019 - $Nil) by the former shareholder of ACA Muller for expenses incurred prior to the Company’s acquisition of ACA Muller. The Company has the right to offset this receivable against the payment of the third tranche (Note 15).

7. PREPAID EXPENSES AND DEPOSITS

	December 31,	December 31,
	2020	2019
Prepaid expenses	$868,184	$130,705
Equipment deposits	895,598	283,762
Total	1,763,782	414,467
Less: non-current portion	(895,598)	(283,762)
Current portion	868,184	130,705

8. INVENTORY

	December 31,	December 31,
	2020	2019
Finished Goods	$146,360	$97,354
Cannabis seeds for sale	9,526,015	9,526,015
Inventory	$9,672,375	$9,623,369

During the year ended December 31, 2020, the Company charged $1,129,634 (2019 - $1,547,048) of inventory related amounts to cost of sales.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

9. MARKETABLE SECURITIES

Balance at 31 December 2019	-
Additions during the year	$800,000
Adjustment to fair value	(85,656)
Balance at 31 December 2020	$714,344

The marketable securities are comprised of listed equity investments and warrants.

10. ACQUISITION DEPOSITS

Deposits include deposits required for acquisitions of other companies.

On October 17, 2018, the Company signed a term sheet with Alfa Bet Inc. (“Alfa Bet”), a company with assets in Israel and Romania, to acquire 100% of Alfa Bet’s issued and outstanding shares in consideration for $700,000 in cash paid as a deposit and $18,000,000 in shares of the Company valued at $1.50 per share. Subsequent to December 31, 2018 the no-shop period lapsed without completing the transaction, thus terminating the term sheet. On January 25, 2019, Alfa Bet returned the deposit to the Company. On June 21, 2019, the Company signed a subsequent term sheet with Alfa Bet, to acquire 100% of Alfa Bet’s issued and outstanding shares for consideration for to be determined in a definitive agreement and $350,000 in cash paid as a non-refundable deposit.

On December 14, 2020, the Company restructured the Alfa Bet deposit described above to a loan agreement with Canx CBD processing Corp. (“Canx”) in which the Company loaned Canx $US 250,000 (the “Loan”) under the following terms:

•	The Loan is non-revolving and non-interest bearing;

•	The Loan shall become payable and due on the earlier of either: (a) December 31, 2021; (b) Canx going public in which the Loan would convert to the shares of Canx at a 20% discount to the go- public valuation;

•	Repayment of the entire Loan shall be made in full at the end of the term. No partial repayments are required during the term of the loan. However, Canx may repay any part or parts of the principal sum outstanding at any time or times, without penalty.

The Company has accounted for the Loan as a financial instrument under IFRS 9 at amortized cost. The Company utilized Level 3 valuation techniques, including assumptions pertaining to prepayments, the likelihood of a go-public transaction for Canx, the credit risk associated with the Loan and the discount rate.

In September 2019, the Company paid a deposit in the amount of $531,900 to Satica Medical (SVG) Ltd. (“Satica”), a company in St. Vincent, with the intention of entering into a Joint Venture agreement to develop a cannabis cultivation operation. The deposit is secured by a lien on land in St. Vincent. As of the date of these financial statements, the Joint Venture agreement has not been finalized. The deposit is refundable if the joint venture is not formed between the Company and Satica.

On August 7, 2019, the Company signed a terms sheet to acquire 100% of the shares of Phatebo GmbH (“Phatebo”), a German company, in exchange for cash consideration of EUR3,500,000, $5,000,000 shares of the Company valued at the latest financing price, and EUR4,500,00 in either cash or shares of the Company at the option of the selling shareholders. On October 25, 2019, the Company paid a non- refundable deposit of EUR500,000 ($724,150 CAD) to the shareholders of Phatebo as part of the cash consideration for the acquisition.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

On December 29, 2020, the Company finalized a Share Purchase Agreement (“SPA”) to purchase 100% of the shares of Phatebo. The total consideration to be paid in exchange for the Phatebo shares is EUR 8,000,000, as well as 3,846,154 shares of the Company with a cash value of $5,000,000. Total payments of EUR 3,500,000 and the share consideration has been paid, with additional consideration of EUR 4,500,000 paid in cash on closing on December 31, 2021.

	December 31,	December 31,
	2020	2019
Alfa Bet	-	324,700
Phatebo	2,226,302	724,150
Satica	531,900	531,900
	$2,758,202	$1,580,750

11. PLANT AND EQUIPMENT

Cost
Balance, December 31, 2019		$842,116
Additions		42,200
Change in foreign exchange rates		(571)
Balance, December 31, 2020		$883,745
Accumulated Depreciation
Balance, December 31, 2019		$208,165
Depreciation		82,905
Change in foreign exchange rates		24,474
Balance, December 31, 2020		$315,544
Carrying Amounts
At December 31, 2019		$633,951
At December 31, 2020		$568,201

	December 31,	December 31,
	2020	2019
Grow equipment	$151,013	$188,991
Lab equipment	28,750	35,711
Office equipment	98,265	109,976
Building and improvements	290,173	299,273
Total	$568,201	$633,951

Depreciation expense of $82,905 and $123,297 was recorded for the years ended December 31, 2020 and December 31, 2019, respectively.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

12. ASSETS HELD FOR SALE

Opening Balance - December 31, 2018	$-
Transfer from Plant and Equipment	497,473
Closing Balance - December 31, 2019	497,473
Disposal	(497,473)
Closing Balance – December 31, 2020	$-

The assets held for sale are related to an apartment in Radolfzell, Germany and a residential building in Hilzingen, Germany. The Company has determined that these assets are not essential to the Company’s operations and set forth the intension for their disposion. In the year ended December 31, 2020, these assets were sold for total proceeds of $507,692, resulting in a gain on sale of $10,219.

13. RIGHT OF USE ASSETS

The Company adopted the new lease standard in 2019. There was no impact on the Company on initial recognition. The lease liability was measured at the present value of the remaining lease payments, discounted using incremental borrowing rates on that date ranging from 4% - 15%, depending on the jurisdiction. The Company recorded right of use assets of the same amount which relates to its long-term warehouse and land leases in Germany and Colombia. Depreciation of the right of use assets is calculated using the straight-line method over the remaining lease term.

Right-of-use assets:
Balance on December 31, 2019	$278,964
Depreciation	(102,694)
Change in foreign exchange rates	6,411
Balance - December 31, 2020	$182,681
Lease Liability:
Balance on December 31, 2019	$285,555
Lease payments	(115,128)
Finance expense	23,196
Change in foreign exchange rates	6,533
Balance - December 31, 2020	$200,157

Current lease liability	$115,341
Non-current lease liability	84,816
Total	$200,157

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

Undiscounted lease payments:
Short-term portion of the lease (<1 Year)	$123,462
Long-term portion of the lease (>1 Year)	84,373
Total	$207,835

14. INDEFINITE-LIFE INTANGIBLE ASSETS

The Company acquired the following intangibles, which have a value of $Nil at December 31, 2020 (December 31, 2019 - $12,468,116).

a) CBDMed – the intangible assets in CBDMed relate to psychoactive and non-psychoactive cultivation licenses in Uruguay.

b) Fayber

The intangible assets in Fayber relate to psychoactive and non-psychoactive cannabis cultivation licenses and a cannabis derivative extraction license held by GreenCanna Health in Colombia

c) Klokken

The intangible assets in Klokken relate to a medical cannabis cultivation license and the registration as an exporter of seeds and processed plant products in Denmark.

d) ACA Muller

The intangible assets in ACA Muller relate to the following licenses:

•	Narcotics License, allowing for the import and distribution of prescription narcotics including cannabis,

•	Wholesale Dealer License, allowing for the distribution of healthcare products to pharmacies

	December 31, 2018	Initial Recognition	Impairment	December 31, 2019
ACA Muller – Goodwill	$-	$7,062,524	(7,062,524)	$-
ACA Muller- Intangible assets	$-	22,544,000	(16,910,898)	5,633,102
CBD Med - Intangible assets	$-	1,250,000	(1,250,000)	$-
Fayber- Intangible assets	$-	24,816,408	(17,981,394)	6,835,014
Klokken- Intangible assets	$-	5,017,010	(5,017,010)	$-
	$-	$60,689,942	(48,221,826)	$12,468,116

As at December 31, 2019, the Company performed its annual impairment test on its indefinite life intangible assets and goodwill. The recoverable amount of the German CGU to which goodwill and indefinite life intangibles relate was determined using a Fair Value Less Cost to Dispose approach using Level 2 inputs based on a comparable transaction. The Company utilized a market rate of 5% of the transaction value to determine the cost to sell. This resulted in the value for goodwill being fully impaired, and the value for intangible assets being impaired to $5,633,102 at December 31, 2019.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

For CBD Med, the Company has concluded that due to changes in the markets and a strategic shift to focus on other areas, the Company does not expect to generate future cash flows from this acquisition. The recoverable amount of the CGU to which intangibles relate was determined using a Fair Value Less Cost to Dispose approach using Level 3 inputs based on an estimate of costs incurred to replace the intangible asset. The estimate was determined to be not significant. As a result, the intangible asset was impaired to $Nil as at December 31, 2019.

For Fayber, the recoverable amount of the CGU to which the the indefinite life intangible relates was determined using a Fair Value Less Cost to Dispose approach using Level 2 inputs based on a comparable transaction. The Company utilized a market rate of 5% of the transaction value to determine the cost to sell. This resulted in the value for intangible asset to be impaired to $6,835,014 at December 31, 2019.

For Klokken, the recoverable amount of the CGU to which intangibles relate was determined using a Fair Value Less Cost to Dispose approach using Level 3 inputs based on an estimate of costs incurred to replace the intangible asset. The estimate was determined to be not significant. This resulted in the value for intangible asset to be impaired to $Nil at December 31, 2019.

	December 31, 2019	Impairment	December 31, 2020
ACA Muller- Intangible assets	5,633,102	(5,633,102)		$-
Fayber- Intangible assets	6,835,014	(6,835,014)		$-
	$12,468,116	(12,468,116)	S	-

As at December 31, 2020, the Company performed its annual impairment test on its indefinite life intangible assets. The recoverable amount of the CGUs to which intangibles relate was determined using a Fair Value Less Cost to Dispose approach using Level 3 inputs based on an estimate of costs incurred to replace the intangible assets. This resulted in the values for the intangible assets to be impaired to $Nil.

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2020	2019
Accounts payable and accrued liabilities	$1,279,639	$1,253,100
Accrued liability for third tranche of ACA acquisition	4,583,520	4,675,680
Accrued liability of option exercise fee for seed inventory	100,000	100,000
VAT taxes payable	10,962	23,846
Total	$5,974,121	$6,052,626

	December 31,	December 31,
	2020	2019
Current income taxes payable- Germany	87,006	294,122
Total	$87,006	$294,122

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

16. LOAN PAYABLE

Opening Balance - December 31, 2019	$99,914
Principal payments to December 31, 2020	(99,914)
Closing Balance - December 31, 2020	$-

The payment related to a mortgage held by ACA Muller in Germany. The mortgage carried a variable interest rate of 1.85% per annum, with blended interest and principal payments required of €400 per month. The mortgage was repaid in full on April 24, 2020.

17. SHARE CAPITAL

a) Authorized

An unlimited number of common shares without par value.

b) Issued

During the year ended December 31, 2020, the following share capital transactions occurred:

(i) From January 22, 2020 to December 31, 2020, the Company issued 172,040 common shares valued at $1.30 per share in settlement of debt to various consultants.

During the year ended December 31, 2019, the following share capital transactions occurred:

(ii) From January 14, 2019 to December 31, 2019, the Company issued 353,900 common shares value at a price ranging from $1.00 to $1.30 per share in settlement of debt to various consultants.

(iii) From February 19, 2019 to October 25, 2019, the Company completed a six-tranche subscription by issuing 10,844,319 common shares at a price ranging from $1.00 to $1.30 per share for gross proceeds of $12,640,605. The number of common shares issued per tranche varied from 211,540 to 4,414,828.

(iv) On May 31, 2019, the Company issued 20,000,000 common for the acquisition of CBD Med Therapeutics Inc. (Note 5b).

(v) On June 17, 2019, the Company issued 24,053,330 common shares valued at $1.00 per share for the acquisition of Fayber Technologies Canada Inc. (Note 5c).

(vi) On June 24, 2019, the Company issued 5,000,000 common shares valued at $1.00 per share for the acquisition of Klokken Aarhus Inc. (Note 5d).

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

c) Stock Options

	Outstanding	Weighted average exercise price
Balance, December 31, 2018	$-	$-
Granted	1,709,929	1.00
Cancelled	(42,748)	1.00
Balance, December 31, 2019	1,667,181	$1.00

Balance, December 31, 2020	1,667,181	$1.00

The stock options were granted to directors and officers during 2019. Their fair value was calculated using the Black-Scholes model, including the following assumptions:

Risk-free annual interest rate:	1.560%
Expected annual dividend yield:	Nil
Expected stock price volatility:	90.07%
Expected life of options:	5 years
Forfeiture rate:	Nil

18. RELATED PARTY TRANSACTIONS AND BALANCES

a) Key Management Personnel

Compensation to key management, which consists of executives and directors, for the years ended December 31, 2020 and 2019 was as follows:

	December 31, 2020	December 31, 2019
Consulting Fees	$364,874	$118,073
Bonus (Note 22)	-	500,000
Share based compensation	189,767	797,446
	$554,641	$1,415,519

For the year ended December 31, 2020, $19,001 of the consulting fees incurred to key management personnel was settled in shares (2019 - $88,400).

b) Due to Related Parties

Amounts due to related parties as at December 31, 2020 and 2019 were as follows:

	December 31, 2020	December 31, 2019
Amounts due to directors and officers of the Company for consulting fees, finder’s fees, equipment, and expenses (included in accounts payable and accruals)	$531,962	$515,279

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

c) Other Related Party Transactions

Transactions with related parties for the year ended December 31, 2020 and 2019 were as follows:

	December 31,	December 31,
	2020	2019
Consulting fees	$-	$51,000
Rent paid to a relative of a director included within premises expense	43,050	42,000
Transactions with entity controlled by a director and member of key management	241,520	-
	$284,570	$93,000

For the year ended December 31, 2020, $nil of the consulting fees incurred to other related parties was settled in shares (2019 - $8,500).

Refer to Note 22 for commitments and contingencies pertaining to related parties.

As at December 31, 2020, the Company is owed $111,163 (December 31, 2019 - $Nil) from two members of the Company’s key management.

19. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 26.5% with the reported taxes for the year ended December 31, 2020 is as follows:

	December 31,	December 31,
	2020	2019
Loss for the period before income taxes	$(14,919,523)	$(53,452,000)
Expected income tax recovery	$(3,953,674)	$(14,164,780)
Goodwill and intangible asset impairment	1,811,279	8,210,464
Items not deductible for income taxes	101,422	236,131
Unrecognized benefit of deferred income tax assets	440,264	1,320,896
Difference in statutory tax rate	(219,569)	(628,826)
Income tax recovery	$(1,820,278)	$(5,026,115)
Current income tax (recovery) expense	(39,852)	58,746
Deferred income tax recovery	(1,780,426)	(5,084,861)
Total income tax recovery	$(1,820,278)	$(5,026,115)

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

The unrecognized deductible (taxable) temporary differences as at December 31, 2020 and 2019 are comprised of the following:

	December 31,	December 31,
	2020	2019
Plant and equipment	631,939	543,413
Marketable securities	85,949	-
Prepaid expenses	118,541	118,541
Intangible asset	-	(5,934,752)
ROU Asset	(145,454)	(233,293)
Lease Liability	161,234	239,454
Financing costs	364,446	513,725
Non-capital losses	8,531,399	6,633,896
	$9,748,053	$1,880,984

Deferred tax benefits that may arise in respect of the Company’s deductible temporary differences have not been recognized as it is not considered probable that sufficient future taxable profit will be realized.

The Company has available non-capital losses that may be carried forward to apply against future years income for income tax purposes. The non-capital tax losses expire as follows:

2038	$668,944
2039	5,964,952
2040	1,897,503
$8,531,399

20. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and makes adjustments, based on the funds available to the Company, in order to support its business activities and to safeguard the Company’s ability to continue as a going concern. The capital structure of the Company consists of components of equity attributable to common shareholders’ equity as follows:

	December 31,	December 31,
	2020	2019
Share capital	$92,519,988	$92,296,847
	$92,519,988	$92,296,847

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s investment policy is to invest its excess cash in low risk, highly liquid short-term interest- bearing investments, selected with regard to the expected timing of upcoming expenditures. The Company will raise additional funds to carry its operations through its upcoming operating period and to satisfy its obligations.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

21. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents as FVTPL; marketable securities at FVTPL; receivables as amortized cost; loans at amortized cost; and accounts payable and accrued liabilities as amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

(i)	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

(ii)	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

(iii)	Level 3 – Inputs that are not based on observable market data.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Financial instruments which subject the Company to credit risk consist of cash and cash equivalents of $3,737,767 (2019 - $9,752,466), $115,358 of trade receivables classified as receivable (2019 - $96,998), $714,344 of marketable securities (2019 – nil), $324,700 of loan receivable (2019 – nil), $2,758,202 of deposits classified as acquisition deposits (2019 - $1,580,750) of which $531,900 is secured (2019 - $531,900), and $1,763,782 of deposits classified as prepaid expenses and deposits (2019 - $414,467). These accounts represent the Company’s maximum credit risk.

The Company’s policy is to invest excess cash in investment-grade short-term, redeemable investment certificates issued by Canadian chartered banks. Management believes the risk of financial loss from cash held in its bank accounts and in guaranteed investment certificates, both are held with a Canadian chartered bank, to be remote. The Company has estimated that ECLs not to be significant on receivables.

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. As of December 31, 2020, the Company does have sufficient funds on hand to meet current liabilities and the expected operations for the coming year. The Company has cash and cash equivalents $3,737,767 (2019 - $9,752,466), current liabilities of $6,176,468 (2019 - $6,610,118) and current net assets of $10,105,776 (2019 - $13,603,864).

The Company has no formal revolving credit facilities available at this time and, given the Company’s current stage of development, it is not expected that such credit facilities will become available to the Company in the next fiscal year.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

Due to the level of net monetary assets, management regards the Company’s overall liquidity risk to be low.

c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk consists of two components:

Interest Rate Risk (continued)

(i)

Interest rate cash flow risk is the risk that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates. The Company’s savings account is a variable rate instruments tied to Canadian prime interest rate. A 1% change in interest rates would have a nominal effect on net loss and comprehensive loss of the Company.

(ii)

Interest rate price risk is the risk that changes in prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities. The Company is not exposed to interest rate price risk.

The Company is not materially exposed to interest rate changes.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. As at December 31, 2020, a portion of the Company’s financial assets and liabilities held in USD, EUR, COP, GBP, and DKK consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. The Company does not use any techniques to mitigate foreign exchange risk.

The Company’s net monetary position in the significant foreign currencies as of December 31, 2020 is summarized below with the effect on earnings before tax of a 1% fluctuation of each currency relative to the functional currency of the entity holding it to the CAD dollar:

	Net Monetary Position December 31, 2020 (CAD$ equivalent)	Impact of 1% variance in foreign exchange rate
US Dollars	76,119	761
Euros	665,058	6,651

	Net Monetary Position D ecember 31, 2019	Impact of 1% variance in
	(CAD$ equivalent)	foreign exchange rate
US Dollars	1,091,963	10,920
Euros	946,555	9,466

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

On July 21, 2020, the Company entered into a Joint Venture agreement with Mota Ventures Corp. (“Mota”), whereby the Company and Mota would be the sole shareholders of a Croatian company in order to sell and market CBD products in the European Union. Mota subsequently changed its name to Thoughtful Brands Inc. (“TBI”). As part of the agreement, the Company paid $500,000 on September 14, 2020 in subscription of 2,500,000 units of TBI consisting of one common share and one purchase warrant (the “Units”). For the purpose of fair value determination, the Units were segregated into common shares and purchase warrants. The common shares were valued using the applicable closing price of TBI – a level 1 financial instrument, and the warrants were valued using an option-pricing model – a level 2 financial instrument.

22. COMMITMENTS AND CONTINGENCIES

On October 1, 2018, the Company entered into a consulting agreement with Clifford Starke – the Company’s Chief Executive Officer. In consideration for the services provided to the Company, the Company shall pay Mr. Starke the following:

•	A monthly payment as determined by the Company’s Board of Directors of at least $20,000 per month;
•	A $500,000 bonus paid in cash or shares upon raising a cumulative $20,000,000 for the Company. This bonus was earned and paid in 2019.
•	A $500,000 bonus paid in cash or shares upon raising a cumulative $40,000,000 for the Company;
•	A $1,000,000 bonus paid in cash or shares if the Company achieves over $50,000,000 in sales over any four quarter period;
•	A $3,000,000 bonus paid in cash or shares if the Company achieves over $75,000,000 in sales over a four quarter period;
•	A $3,000,000 bonus paid in cash or shares if the Company achieves over $100,000,000 in sales over a four quarter period;
•	A $3,000,000 bonus paid upon taking the Company public and achieving a market capitalization of over $100,000,000; and

On October 1, 2018, the Company entered into a consulting agreement with Farhan Lalani – a Director of the Company. In consideration for fundraising and business development services, and merger and acquisition guidance, the Company shall pay Mr. Lalani the following:

•

A $420,000 bonus paid in common shares of the Company (at the go-public valuation) issuable to Mr. Lalani immediately upon the Company completing a go-public transaction involving a listing on a stock exchange (including by way of a reverse takeover or an initial public offering or other similar transaction) that values the Company at $100,000,000 or more.

On July 25, 2018, Harmony entered into an Intellectual Property License Agreement with Hampstead Private Capital Limited (“Hampstead”) – a corporation controlled by Mr. Starke. Under the terms of this agreement, Harmony shall pay Hampstead a royalty in the amount of 3.5% of the gross revenues from sale of Harmony products.

In connection with the second tranche in relation to the Phatebo acquisition, the Company must make a cash payment of EUR 4.5 million on closing. This payment was made on December 31, 2021.

On April 2, 2019, the Company entered into an executive service agreement with Morten Mortensen under the following terms:

•	The Company shall pay Mr. Mortensen a salary of 90,000 Euros per year;

•	Mr. Mortensen shall be grated 1,333,333 shares in the Company with a value of $2,000,000 provided an initial public offering of the Company’s shares is completed within three years from the date of signing the executive service agreement. If no initial public offering is completed within three years from the date of signing the executive service agreement, Mr. Mortensen shall instead receive a cash bonus of $2,000,000 and the opportunity to be granted shares shall automatically lapse without further notice. In 2019, Mr. Mortensen’s employment was terminated with cause and therefore he is no longer entitled to this award.

•	Mr. Mortensen shall be granted a cash payment of $375,000 provided certain certificates are achieved within thirteen months from the signing of the executive service agreement. As an alternative to receiving the cash bonus of $375,000, Mr. Mortensen may choose to receive shares with a value corresponding to the cash payment. In such case, the value of each share will be the market value at the time the conditions are fulfilled. This milestone was not met and the award was not paid to Mr. Mortensen.

•	Mr. Mortensen shall be granted shares with a value corresponding to $2,125,000 provided certain certifications are achieved and the first commercial shipment of cannabis flower to another country in the European Union is achieved within thirteen months from the signing of this agreement. The value of each shares will be the market value at the time the conditions are fulfilled. This milestone was not met and the award was not paid to Mr. Mortensen.

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

As of December 31, 2020, the Company is involved in two legal disputes with former employees of ACA Muller and Rangers. The total exposure of the Company is estimated to be $128,682 and has been fully provisioned as at December 31, 2020 ($128,682 as at December 31, 2019). Subsequent to December 31, 2020, the Company settled this legal dispute for an amount that approximated the provision recorded in the accounts.

23. SEGMENTED INFORMATION

The Company has two reportable segments – Germany and Denmark. These segments reflect how the Company’s operations are managed, how the Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), allocates resources and evaluates performance.

	Germany	Denmark	Corporate & Other	Total
Year-ended December 31, 2020
Revenue	$1,764,796	-	$99,168	$1,863,964
Gross Profit	$623,431	-	$86,268	$709,699
Net Loss	($3,628,633)	($100,484)	($9,370,128)	($13,099,245)
Assets	$2,806,232	$9,526,516	$8,778,379	$21,111,127
Liabilities	$275,136	$89,816	$5,901,332	$6,266,284

Year-ended December 31, 2019
Revenue	$2,705,228	-	-	$2,705,228
Gross Profit	$1,149,705	-	-	$1,149,705
Net Loss	($18,531,366)	($5,371,070)	($24,523,449)	($48,425,885)
Assets	$8,132,971	$9,635,106	$18,899,447	$35,867,523
Liabilities	$2,522,659	$82,272	$5,915,252	$8,520,183

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Franchise Cannabis Corp.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2020

(Expressed in Canadian Dollars, unless otherwise stated)

24. SUBSEQUENT EVENTS

On January 7, 2021, TBI and the Company announced their intention to merge via the Company’s reverse takeover of TBI. On March 8, 2021, the reverse takeover and the JV were terminated. As part of the termination, TBI agreed to pay the Company $450,000 and issue the Company 5,000,000 TBI shares at a value of $0.55/share post TBI’s share consolidation for a deemed value of $275,000 The total proceeds associated with the merger termination fee are therefore $725,000, which will be recognized in income in 2021.

On February 18th, 2021, Franchise signed a definitive sale and purchase agreement with the shareholders of 1200325 B.C. Ltd. (“Botanist”), the parent company of the Botanist Assets which include a conditionally approved retail license application which is subject to a final audit upon completion of construction blueprints of a leased 3,500 retail space in Winnipeg, Manitoba. The purchase consideration agreed was the issuance of 5,126,620 common shares in the capital of Franchise having a deemed price of $9,227,916 to be paid upon the closing date. Closing conditions include completion of 2018, 2019, and 2020 IFRS audited financials of Botanist, and the cancellation, conversion or divestment of all debts liabilities of Botanist. This transaction closed on November 12, 2021.

On June 1, 2021, the Company completed an initial tranche of a non-brokered private placement comprised of 1,038,944 Franchise shares and 5,146,429 subscription receipts at an issue price per Franchise share and subscription receipt of $1.80 for gross proceeds to the Company of $1,870,099 (in respect of Franchise shares) and $9,263,572 (in respect of subscription receipts). Through a series of additional tranches and as of the date of these financial statements, the Company completed a total of 6,274,206 subscription receipts and 1,522,791 common shares, resulting in gross proceeds of $11,293,573 in respect of subscription receipts and $2,741,023 in respect of Franchise common shares. No further tranches of subscription receipts will be issued. Franchise may complete one or more traches of Franchise shares prior to final closing.

On June 24, 2021, the Company announced that it has entered into a letter of intent with Mercury Acquisitions Corp. (“Mercury”) to complete a going-public transaction for the Company as part of a reverse takeover of Mercury. On December 2, 2021, the Company obtained conditional approval from the TSX Venture Exchange for its Qualifying Transaction with Mercury, and the funds pertaining to the subscription receipts were released from escrow and made available for the Company’s use.

On August 11, 2021, Franchise signed a strategic partnership agreement with Eve & Co Inc. (“Eve”) whereby Eve would provide up to 500,000 square feet of the 1,000,000 square foot cultivation area as well as portions of its EU GMP certified processing area located on site in Strathroy, Ontario, to supplying the Company. Franchise must make monthly payments of $125,000 beginning November 2021 for a period of 12 months with an option for Franchise to extend for an additional 24 months. Through the arrangement, Franchise must also pay for 50% of hydro, natural gas, product liability insurance and such other costs. The arrangement can be terminated at any point. The final terms of the arrangement are under negotiation and are expected to be finalized in early 2022. The strategic partnership agreement involved the Company investing $500,000 for units of Eve at a price of $0.18 per share with half a warrant at $0.25 per share. An additional financing of up to $500,000 may be extended to Eve subject to certain conditions to be agreed upon between the Company and Eve.

On December 31, 2021, the Company completed the Phatebo acquisition.

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